Delisting Determination, The Nasdaq Stock Market, LLC, September 20, 2024. Meta Materials Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Meta Materials Inc., effective at the opening of the trading session on September 30, 2024.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified of the Staff determination on August 12, 2024. The Company did not appeal the Staff determination to the Hearings
Panel. The Company securities were suspended on August 21, 2024.
The Staff determination to delist the Company securities became final on August 21, 2024.